UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Srikanth Balachandran

Bharti Global Limited

53/54 Grosvenor Street

London, United Kingdom, W1K 3HU

Telephone: +44 (0) 203 9949 650

with a copy to:

Jeffrey D. Karpf

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 8,280,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 8,280,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,280,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.5%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 72,102,416 Common Shares (as defined below) outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2020.

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 8,280,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 8,280,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,280,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.5%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 72,102,416 Common Shares outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on February 14, 2020.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2017 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 8, 2017, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 18, 2019, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on October 31, 2019 and this Amendment, this “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Schedule 13D by inserting the following immediately after the eleventh paragraph thereof:

“Credit Facility

BGL entered into (i) an uncommitted and on demand credit facility agreement (as amended, the “Facility Agreement”), dated as of December 3, 2019, with J.P. Morgan Bank Luxembourg S.A. (“JPMBL”), (ii) a security agreement (the “Security Agreement”), dated as of July 25, 2019, with JPMBL and (iii) a letter agreement (the “Letter Agreement” and, together with the Facility Agreement and the Security Agreement, the “Credit Agreement”), dated as of February 18, 2020, with JPMBL, pursuant to which, as of February 18, 2020, BGL pledged 3,200,000 of its Common Shares as additional collateral to secure repayment of amounts outstanding under the Credit Agreement. BGL may decide from time to time to increase or decrease the number of its Common Shares pledged as additional collateral to secure repayment of amounts outstanding under the Credit Agreement. The amount BGL may borrow from time to time under the Credit Agreement will depend on the cash requirements of BGL, and the maximum amount that BGL is permitted to borrow from time to time under the Credit Agreement may not exceed the value ascribed by JPMBL (in its sole discretion) to the collateral pledged to secure repayment of amounts outstanding under the Credit Agreement.

JPMBL may, in its discretion at any time, exercise its right to require BGL to repay amounts outstanding under the Credit Agreement. In addition, upon the occurrence of certain events that are customary for this type of facility, JPMBL may exercise its rights to require BGL to post additional collateral or foreclose on, and dispose of, the pledged Common Shares and other collateral, in each case, in accordance with the Credit Agreement.”

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2020

BHARTI GLOBAL LIMITED

By:	/s/ Srikanth Balachandran
Name:	Srikanth Balachandran
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ Puneet Tandon
Name:	Puneet Tandon
Title:	Authorized Signatory